ETF Opportunities Trust

730 Stony Point Parkway, Suite 205

Richmond, Virginia 23235

November 6, 2024

VIA EDGAR FILING

Barbara T. Heussler

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Withdrawal of Form 40-APP filed by ETF Opportunities Trust (“Registrant”) (SEC File No. 811-23439 and
CIK 0001771146) and REX Advisers, LLC (CIK 0002016827); SEC Accession No. 0001999371-24-013922

Dear Ms. Heussler:

The Registrant filed Form 40-APP for the purpose of requesting exemptive relief for the exchange-traded funds managed by REX Advisers, LLC in the form of a Manager of Managers Order.

The Form 40-APP was filed and accepted on October 25, 2024. It was mistakenly filed as both an IA and IC filing which generated two File Nos. (812-15650 and 803-00275). Upon review, the Staff asked that we withdraw the filing made under the 803 File No. Accordingly, we request that the Form 40-APP with SEC Accession No. 0001999371-24-013922 under File No. 803-00275 be withdrawn.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any questions concerning the foregoing, please contact the undersigned at (913) 660-0778 or John.Lively@Practus.com.

Very truly yours,

/s/ John H. Lively
On behalf of Practus, LLP